Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

VIA EDGAR

March 14, 2025

Office of Energy & Transportation
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Steve Lo, Kimberly Calder, Anuja Majmudar and Irene Barberena-Meissner

Re:	Robin Energy Ltd. Registration Statement on Form 20-F Filed February 28, 2025 File No. 001-42543

Ladies and Gentlemen,

This letter sets forth the response of Robin Energy Ltd. (the “Company” or “Robin) to the comment letter dated March 13, 2025 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form 20-F filed via EDGAR on February 28, 2025 (the “Registration Statement”).

On behalf of the Company, we have responded to the Staff’s comment below, which is repeated below in order to facilitate your review.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Company has been provided to us by the Company.

Registration Statement on Form 20-F

General

1.
Please provide an analysis of whether the distribution of the Robin Energy Ltd. shares to the shareholders of Toro Corp. constitutes a sale under Section 2(a)(3) of the Securities Act. We note your disclosure that Toro will contribute the Robin Subsidiaries, together with $4,356,450 in cash, to you in exchange for all of your issued and outstanding common shares, 2,000,000 Series A Preferred Shares and 40,000 Series B Preferred Shares. As part of your response, explain whether the transactions in connection with the distribution would fundamentally alter the nature of the Toro shareholders’ investment such that the shareholders are providing value for the Robin Energy shares, and discuss the shareholders’ economic and voting interests in Toro prior to the transactions compared to their economic and voting interests in Toro and Robin Energy after the transactions.

Response: The Company believes that the consummation of the Spin Off will not constitute a “sale” under Section 2(a)(3) of the Securities Act, defined therein as a disposition for “value.”

As described in the “Explanatory Note” on page v of the Registration Statement, the Spin Off is being pursued in order to, among other things, enhance the operational efficiencies of and strategic opportunities available to Toro’s distinct businesses conducted through its liquefied petroleum gas carrier segment and its Handysize tanker segment. The separation of such businesses may provide superior value to shareholders in the long-term. As part of the Spin Off, Toro will effect a pro rata distribution of all common shares of the Company to holders of common shares of Toro as of the Record Date. Holders of common shares are not required to take action nor make any payment of consideration in order to receive common shares of the Company in the Distribution. The Company respectfully notes that the Commission has long taken the position that a dividend or distribution of securities generally does not constitute an “offer” or “sale” within the meaning of Section 2(a)(3) of the Securities Act. See Securities Act Release No. 33-929.

Further, based on 19,093,853 Toro common shares outstanding as of the date hereof, immediately prior to the Spin-Off, the common shareholders of Toro (excluding Mr. Panagiotidis) will have 45.7% of the aggregate economic rights in Toro and Mr. Panagiotidis will have 54.3% of such economic rights.  Through Mr. Panagiotidis’ (indirect) holding of 10,371,240 of the 19,093,853 outstanding common shares and all series B preferred shares of Toro, he will have control over Toro’s actions (including those that require approval by a supermajority vote of shareholders).   As described in the “Explanatory Note” on page v of the Registration Statement, Robin’s Series B Preferred Shares will have substantially the same terms, including voting rights, as Toro’s Series B preferred shares.

Based on (i) a distribution ratio of one Robin common share for every eight Toro common shares outstanding and (ii) 19,093,853 Toro common shares outstanding as of the date hereof, immediately following the Distribution, the common shareholders of the Company (excluding Mr. Panagiotidis) will have 45.7% of the aggregate economic rights in the Company and Mr. Panagiotidis will have 54.3% of such economic rights.  Through Mr. Panagiotidis’ expected (indirect) holding of 1,296,405 of the 2,386,732  outstanding common shares of Robin and all of Robin’s Series B Preferred Shares, he will have control over our actions (including those that require approval by a supermajority vote of shareholders). Accordingly, the Spin Off will not result in a change to the economic ownership or voting power of the shareholders of Robin to a degree that would constitute their surrendering “value”, when comparing their (1) pre-Spin Off economic ownership of and voting power as to Toro and (2) post-Spin Off economic ownership of and voting power as to Toro and the Company, respectively.

In addition, as disclosed in the Registration Statement, the Series A Preferred Shares will be issued to Toro as part of the consideration for the contribution of the Robin Subsidiaries, together with $4,356,450 in cash, to Robin in the Spin Off and will be retained by Toro.

In light of the foregoing, the Company respectfully submits that in addition to not providing any monetary or other identifiable consideration to participate in the Distribution, holders of Toro common shares will not see the nature of their investment fundamentally altered by the Spin Off such that they may be viewed as surrendering “value” in the Spin Off.

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Please contact the undersigned at (212) 459-7257 or via email at FMurphy@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

Goodwin Procter LLP

By: /s/ Finnbarr D. Murphy
Finnbarr D. Murphy

cc:	Ioannis Lazaridis, Robin Energy Ltd.